SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                 SCHEDULE 13G

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 1)*


                                Shopsmith, Inc.
                               (Name of Issuer)


                          Common Shares, No Par Value
                        (Title of Class of Securities)


                                  825098 10 6
                                (CUSIP Number)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                       (Continued on following page(s))

                               Page 1 of 5 Pages

CUSIP NO.  825098 10 6             13G              Page 2  of 5  Pages


1  NAME OF REPORTING PERSON  Robert L. Folkerth
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
   S.S. # ###-##-####

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                (a)
                (b)

3  SEC USE ONLY

4  CITIZENSHIP OR PLACE OF ORGANIZATION
   U.S.A.


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

   5  SOLE VOTING POWER
      132,597

   6  SHARED VOTING POWER
      -0-

   7  SOLE DISPOSITIVE POWER
      132,597

   8  SHARED DISPOSITIVE POWER
      -0-

9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
   132,597

10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
   5.0%

12 TYPE OF REPORTING PERSON*
   IN

                     *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 825098 10 6                            Page 3 of 5 Pages

Item 1.

  (a) Name of Issuer:
    Shopsmith, Inc.

  (b) Address of Issuer's Principal Executive Offices:
    6530 Poe Avenue
    Dayton, Ohio  45414

Item 2.

  (a) Name of Person Filing:
    Robert L. Folkerth

  (b) Address of Principal Business Office:
    6530 Poe Avenue
    Dayton, Ohio  45414

  (c) Citizenship:
    United States of America

  (d) Title of Class of Securities:
    Common Shares, without par value

  (e) CUSIP Number:
    825098 10 6

Item 3. Rules 13d-1(b) or 13d-2(b) Statement.
  Not applicable.

Item 4.   Ownership.
  The following information concerning ownership of Common Shares is given as of December 31, 1996:

CUSIP No. 825098 10 6                           Page 4 of 5 Pages

  (a) Amount Beneficially Owned:

    119,550 shares directly owned
     13,047 shares owned indirectly (by trust and children)

    132,597 Total

  (b) Percent of Class:  5.0%

  (c) Number of shares as to which such person has:

      (i) sole power to vote or to direct the vote:

        132,597 Common Shares

      (ii)  shared power to vote or to direct the vote:

        -0- Common Shares

      (iii) sole power to dispose or to direct the disposition of:

        132,597 Common Shares

      (iv)  shared power to dispose or to direct the disposition of:

            -0- Common Shares

Item 5. Ownership of Five Percent or Less of a Class.

  [X] Reporting Person has ceased to be the beneficial owner of more than five percent of the Common Shares.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

  Not applicable.

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company.

  Not applicable.

Item 8. Identification and Classification of Members of the Group.

  Not applicable.

CUSIP No. 825098 10 6                                Page 5 of 5 Pages

Item 9. Notice of Dissolution of Group.

  Not applicable.

Item 10.  Certification.

  Not applicable.

Signature.

  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  February 11, 1997

                  /s/ Robert L. Folkerth
                  ROBERT L. FOLKERTH






SHOPSMITH/PMR1348.KSR